Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

August 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ranson

Re:	Allwyn Entertainment AG

Registration Statement on Form F-4

Filed August 9, 2022

File No. 333-266244

Ladies and Gentlemen:

This letter sets forth responses of Allwyn Entertainment AG (the “Company”) to oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received on August 16, 2022 and August 17, 2022 (each an “Oral Comment” and collectively, the “Oral Comments”), with respect to the above referenced Registration Statement on Form F-4 filed on August 9, 2022 (as amended, the “Registration Statement”).

The Company has revised the Registration Statement in response to the Oral Comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In response to Oral Comments regarding certain financial presentations in the Registration Statement, the Company has made the following revisions and clarifications:

•	removed all references, tables and disclosures to Net Gaming Revenue as a financial measure throughout the Amendment;

•

revised the presentation of “Note 6. Operating segments and alternative performance measures” to the consolidated financial statements of SAZKA Entertainment AG and its subsidiaries on pages F-123-127 (i) to present Operating EBITDA for the segments only, (ii) to reconcile total segment gross gaming revenue (“GGR”) and revenue from non-gaming activities to consolidated GGR and revenue from non-gaming activities and (iii) to reconcile Operating EBITDA to consolidated net profit;

•

revised the section entitled “Summary of Historical Financial and Other Information” to (i) align the presentation of GGR per segment, Operating EBITDA per segment, Capital Expenditures per segment and Net Debt tables to Note 6 to the consolidated financial statements of SAZKA Entertainment AG and its subsidiaries and (ii) expand the reconciliation of consolidated Adjusted EBITDA to include the nature of all reconciling items at a consolidated level;

•

revised the section entitled “Sazka Entertainment’s Management’s Discussion and Analysis Of Financial Condition and Results Of Operations” to (i) remove Adjusted EBITDA for each segment from the Results of Operations tables on pages 232, 233, 240 and 249-252 and replace with Operating EBITDA from Note 6 to the consolidated financial statements of SAZKA Entertainment AG and its subsidiaries, (ii) add a narrative discussion of the changes for non-gaming revenue, (iii) add a line item and narrative discussion of the changes in Operating EBITDA in the “Corporate and other” segment, (iv) add the narrative regarding the components of the “Elimination” amounts when reconciling back to consolidated numbers in our segmented results of operations and (v) expand the reconciliation of consolidated Adjusted EBITDA to include the nature of all reconciling items at a consolidated level.

In response to an Oral Comment from the Staff regarding how the conflict between Russia and Ukraine affects the Company’s business, the Company has expanded the risk factor on page 104.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson at (212) 446 4756 and Alla Digilova at (212) 390-4023 of Kirkland & Ellis LLP.

Sincerely,

/s/ Robert Chvátal
Robert Chvátal
Chief Executive Officer

Via E-mail:

cc:	Peter Seligson
Kirkland & Ellis LLP

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